# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: OceanPal Inc., CIK 0001869467
CUSIP: 674875105
Title of class of securities: Common Stock $0.0001 par value per share
Address of issuer's principal executive offices: PENDELIS 26, PALAIO FALIRO, ATHENS, Greece (J3), 175 64
Date of event which requires filing of this statement: 10/27/2025
Filed by CIK 0002100084
Persons authorized to receive notices and communications: Illia Polosukhin, 2700 Post Oak Blvd. Ste. 1500, Houston, Texas (TX), 77056, 650-960-5404

## Reporting persons
- Blackdragon Ventures LLC (CIK 0002100084): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,406,605; shared voting power 0; sole dispositive power 3,592,156; shared dispositive power 0; aggregate amount beneficially owned 3,592,156 (10.4% of the class)
  Comment: Limited Liability Company
- Illia Polosukhin: type of reporting person: individual (IN); citizenship or place of organization: Ukraine (2H); source of funds: other (OO); sole voting power 3,406,605; shared voting power 0; sole dispositive power 3,592,156; shared dispositive power 0; aggregate amount beneficially owned 3,592,156 (10.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock $0.0001 par value per share
Name of issuer: OceanPal Inc.
Address of issuer's principal executive offices: PENDELIS 26, PALAIO FALIRO, ATHENS, Greece (J3), 175 64
Comment: This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock"), of OceanPal Inc., a Marshall Islands corporation (the "Issuer" or "OceanPal"). The principal executive offices of the Issuer are located at Pendelis 26, 175 64 Palaio Faliro, Athens, Greece.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by and on behalf of:
(i) Blackdragon Ventures, LLC, a Delaware limited liability company ("Blackdragon")
(ii) Illia Polosukhin, an individual ("Mr. Polosukhin" and together with Blackdragon, the "Reporting Persons")

Mr. Polosukhin is the Managing Member of Blackdragon and has sole voting and dispositive power over the securities held by Blackdragon.
Residence or business address:
The business address of each Reporting Person is:
2700 Post Oak Blvd, Suite 1500
Houston, TX 77056
Present principal occupation or employment: The principal business of Blackdragon is investment activities. Mr. Polosukhin's principal occupation is entrepreneur and investor, including serving as Co-founder of NEAR Protocol.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Polosukhin is a citizen of Ukraine. Blackdragon is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate purchase price paid by Blackdragon for the securities reported herein was approximately $4,580,000. The source of funds consisted of:

- Approximately $4,580,000 in NEAR Protocol tokens ("NEAR tokens") contributed in-kind at a price of $2.29 per token

The NEAR tokens used for the investment were previously owned by Blackdragon and were not borrowed or otherwise obtained for the specific purpose of this transaction. No borrowed funds were used for this acquisition.

The securities were acquired in a private placement transaction (the "PIPE Transaction") pursuant to a Subscription Agreement dated October 27, 2025, at a price of $1.275 per share for Common Stock and $1.274 per Pre-Funded Warrant (with an exercise price of $0.001 per underlying share).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein for investment purposes.

Mr. Polosukhin has been appointed to serve as Chair of the Advisory Committee of the Issuer (or its subsidiary SVRN). While described as a non-governing, non-controlling advisory body, this position provides Mr. Polosukhin with regular access to and communication with the Issuer's management and the ability to provide strategic advice and recommendations regarding the Issuer's business and operations.

Anticipated Ownership Transfer: Blackdragon anticipates completing an internal ownership transfer before year-end 2025, whereby the membership interests in Blackdragon Ventures LLC will be transferred from Mr. Illia Polosukhin to a family member. Following such transfer, Mr. Polosukhin will cease to be the beneficial owner of the securities reported herein, and the new owner of Blackdragon will become the beneficial owner of such securities. The new beneficial owner will promptly file an amendment to this Schedule 13D within ten days of the completion of such transfer, updating the reporting person information and beneficial ownership details. Until such transfer is completed, Mr. Polosukhin remains the sole beneficial owner of the securities through his control of Blackdragon as its Managing Member.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, governance, management, strategy, capitalization, financial condition, and prospects of the Issuer, including through Mr. Polosukhin's role as Chair of the Advisory Committee.

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation:

(a) Acquiring additional securities of the Issuer, or disposing of some or all of their securities of the Issuer, subject to the 9.99% beneficial ownership blocker provisions in the Pre-Funded Warrants;

(b) Engaging in communications with management, the Board of Directors, other shareholders and other relevant parties regarding the Issuer's operations, governance, management, Board composition, strategic alternatives and future plans;

(c) Making suggestions or proposals to management or the Board of Directors concerning the Issuer's operations, prospects, business and financial strategies, Board composition, management, corporate governance and other matters;

(d) Exercising their rights as shareholders under applicable law;

(e) Exercising the Pre-Funded Warrants when and as permitted under their terms;

(f) Entering into discussions with third parties regarding their investment in the Issuer.

The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate, and to take any actions that they deem necessary or advisable in light of their evaluation of the Issuer and general market conditions.

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own an aggregate of 3,592,156 shares of Common Stock. This consists of:
- 3,406,605 shares of Common Stock
- 185,551 shares of Common Stock issuable upon exercise of immediately exercisable Pre-Funded Warrants

At the time of acquisition on October 27, 2025, these shares represented approximately 11.54% of the Issuer's outstanding Common Stock (calculated based on 31,121,477 shares of Common Stock outstanding as of October 29, 2025, as disclosed by the Issuer in the Prospectus Supplement dated October 29, 2025, plus the 185,551 shares issuable upon exercise of the Pre-Funded Warrants).

As of the date of this filing, due to subsequent issuances by the Issuer, the Reporting Persons' holdings represent approximately 10.46% of the Issuer's outstanding Common Stock (calculated based on 34,300,471 shares of Common Stock currently outstanding as reported in the Issuer's Form 6-K filed November 29, 2025, plus the 185,551 shares issuable upon exercise of the Pre-Funded Warrants).
Number of shares as to which each person has sole or shared power to vote or dispose: Each Reporting Person has sole voting and dispositive power with respect to 3,406,605 shares of Common Stock. The Reporting Persons do not have current voting rights with respect to the 185,551 shares underlying the Pre-Funded Warrants until such warrants are exercised. Mr. Polosukhin's beneficial ownership is entirely indirect through his control of Blackdragon as its Managing Member.
Transactions in the class effected during the past sixty days:
The transaction giving rise to the filing obligation was the acquisition of securities in the PIPE Transaction, which closed on October 27, 2025. The details of the acquisition are:

Date: October 27, 2025
Shares Acquired: 3,406,605 shares of Common Stock
Price per Share: $1.275

Pre-Funded Warrants Acquired: 185,551
Price per Pre-Funded Warrant: $1.274
Exercise Price: $0.001 per share

Total Consideration: Approximately $4,580,000 paid entirely in NEAR Protocol tokens (2,000,000 NEAR tokens valued at approximately $2.29 per token at the time of the transaction)
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Subscription Agreement
Blackdragon entered into a Subscription Agreement with the Issuer dated on or about October 27, 2025 pursuant to which Blackdragon agreed to purchase the securities described in Item 5(c) above. The Subscription Agreement contains customary representations, warranties, and covenants for a transaction of this type.

Advisory Committee Appointment
Mr. Polosukhin has been appointed to serve as Chair of the Advisory Committee of the Issuer (or its subsidiary SVRN). While characterized as a non-governing, non-controlling advisory body, this position involves providing strategic advice and recommendations to the Issuer regarding its business and operations. As of the date of this filing, no formal documentation has been executed regarding this appointment, though the appointment has been confirmed by the parties.

Lock-Up Agreement
In connection with the PIPE Transaction, Blackdragon entered into a Lock-Up Agreement dated October 27, 2025 pursuant to which Blackdragon agreed to certain restrictions on the transfer of its securities for a specified period following the closing of the PIPE Transaction.

Beneficial Ownership Blocker
The Pre-Funded Warrants contain a provision that prevents exercise to the extent that, after giving effect to such exercise, the holder would beneficially own in excess of 9.99% of the outstanding Common Stock. This blocker provision resulted in the allocation of 3,406,605 shares of Common Stock (just under the 9.99% threshold) with the remainder of the investment allocated to Pre-Funded Warrants. The blocker may be waived by the holder upon 61 days' prior notice to the Issuer.

Relationship with NEAR Foundation
Mr. Polosukhin is a co-founder of NEAR Protocol. The NEAR Foundation, which participated separately in the PIPE Transaction and owns approximately 71.5% of the Issuer's outstanding Common Stock, is affiliated with the NEAR Protocol ecosystem. However, there are no voting agreements, joint investment agreements, or other arrangements between the Reporting Persons and the NEAR Foundation with respect to the Issuer's securities. Each party made its investment decision independently.

Joint Filing Agreement
The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit A to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement
Exhibit B: Subscription Agreement (to be filed under separate cover requesting confidential treatment for certain portions)
Exhibit C: Lock-Up Agreement (to be filed under separate cover)

## Signatures
- Blackdragon Ventures LLC: /s/ Illia Polosukhin, Managing Member (12/16/2025)
- Illia Polosukhin: /s/ Illia Polosukhin, Individually (12/16/2025)